FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

17 March 2020

HSBC APPOINTS NOEL QUINN
AS GROUP CHIEF EXECUTIVE

HSBC Holdings plc announces that Noel Quinn is appointed Group Chief Executive Officer. This is effective immediately.

Group Chairman Mark Tucker, who led the global search, said:

"Noel has proven to be the outstanding candidate to take on a role permanently that he has performed impressively on an interim basis since August 2019. He is a strong and proven leader with extensive global banking expertise, deep client relationships and the energy and skill to drive the business forward at pace. In the last few months Noel has worked closely with the Board to agree the key actions required to build and enhance performance on a sustainable basis. He has shown a great understanding of HSBC, the challenges we face and the significant opportunities for growth that lie ahead. We wish him the very best in taking HSBC forward."

Noel Quinn said:

"I am honoured to be given the opportunity to lead HSBC as Group CEO. In leading the bank on an interim basis for the last few months, I have really enjoyed working with Mark, the Board and over 230,000 colleagues around the world to reposition the Bank for success in the future. HSBC is an outstanding global company with talented and dedicated people. There is much that remains to be done and I am confident that we will rise to the challenge and deliver for our shareholders, customers, employees and society at large."

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:
Heidi Ashley                   +44 (0) 20 7992 2045                 heidi.ashley@hsbc.com

Investor enquiries to:
Richard O'Connor           +44 (0)20 7991 6590                  investorrelations@hsbc.com

SUPPLEMENTARY INFORMATION

Noel Quinn, aged 58, joined HSBC in 1987. He is currently Interim Group Chief Executive. His appointment as an Executive Director of HSBC Holdings plc (the Company) is subject to election at the next annual general meeting of the Company. Mr Quinn's remuneration as Executive Director and Group Chief Executive of the Company under his service contract will consist of a base salary of £1,271,000 per annum, a fixed pay allowance of £1,700,000 per annum and a pension allowance of £127,100 per annum equal to 10% of his base salary. Mr Quinn's service contract also provides for discretionary variable pay that consists of an annual incentive award up to a maximum value of 215% of base salary, and a long-term incentive award up to a maximum of 320% of base salary. This is determined by reference to the performance and profitability of the Company as well as his personal performance and remuneration benchmarks in the industry.

Mr Quinn has not held any directorship in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years and he does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. As at the date of this announcement, Mr Quinn is interested in 1,078,357 ordinary shares of the Company, representing in aggregate less than 0.0053 per cent of the issued shares of the Company, within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

This announcement is made pursuant to LR 9.6.11 of the UK Listing Authority's Listing Rules (the UK Listing Rules) and Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange (the HK Listing Rules). No disclosure obligations arise under paragraphs (2) to (6) of LR 9.6.13 R of the UK Listing Rules. Details of directorships to be disclosed under paragraph (1) of LR 9.6.13 R of the UK Listing Rules are included within the biographical details set out above. Save as disclosed above, there are no other matters concerning the appointment of Mr Quinn as Group Chief Executive Officer that need to be brought to the attention of the shareholders of the Company nor is there any other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the HK Listing Rules.

Notes to editors:

1. Professional qualifications of Noel Quinn
Noel Quinn holds a BA (Honours) in Accountancy from Birmingham Polytechnic.

2. Career history and other appointments of Noel Quinn
08/2019 - present                 HSBC, Interim Chief Executive Officer UK
2015 - 2019                          HSBC, Chief Executive of Global Commercial Banking UK
2011 - 2015                          HSBC, Regional Head of CMB, Asia Pacific Hong Kong
2008 - 2011                          HSBC, Head of CMB, UK
2007 - 2008                          HSBC, Head of Commercial Finance Europe UK
2004 - 2007                          HSBC, Group Director, Strategy & Development, North America USA
1987-  2004                          Various roles in the UK including in Midland Bank and subsidiary businesses

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Noel Quinn, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña †, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

4. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,715bn at 31 December 2019, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 17 March 2020